December 27, 2006

VIA EDGAR TRANSMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Carmen Moncada-Terry

Re:          MV Oil Trust
Registration Statement on Form S-1 (File No. 333-136609)
(the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, MV Oil Trust and MV Partners, LLC (the “Registrants”), hereby request that the effectiveness of the Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Friday, December 29, 2006 at 2:00 p.m., Washington, D.C. time, or as soon thereafter as practicable, unless the Registrants or their outside counsel, Vinson & Elkins L.L.P., request by telephone that the Registration Statement be declared effective at some other time.

The Registrants acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MV OIL TRUST		MV PARTNERS, LLC

By:	MV Partners, LLC	By:	MV Energy, LLC,
Its Manager
By:	MV Energy, LLC,
	Its Manager	By:	Murfin, Inc.,
Member
By:	Murfin, Inc.,
Member
		By:	/s/ DAVID L. MURFIN
		Name:	David L. Murfin
By:	/s/ DAVID L. MURFIN	Title:	Chairman and Chief Executive
Name:	David L. Murfin		Officer
Title:	Chairman and Chief Executive Officer